Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

04010235

18 Februrary 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INTERIM RESULTS – HALF YEAR ENDED 31 DECEMBER 2003

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

3/3

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

18 Februrary 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Receipt Acknowledgement Copy

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INTERIM RESULTS – HALF YEAR ENDED 31 DECEMBER 2003

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS

18 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 HALF-YEAR REPORTS

In accordance with Listing Rule 4.2, attached are the Company's reports for the six months ended 31 December 2003, comprising:-

1. Market Release
2. Appendix 4D – Half-Yearly Report, including Directors' Report, Directors' Declaration and Auditors' Independent Review Report

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

Results for 6 months ended 31 December 2003

18 February 2004

OVERVIEW

For the half-year ended 31 December 2003, Southcorp recorded an EBITA profit of $72.3 million, up from $51.9 million in the previous corresponding period. EBITA before significant items was $75.1 million, a reduction of 11.0%. The strengthening of the Australian dollar reduced EBITA by $32.4 million. Offsetting this reduction was a $23.1 million improvement in net underlying business performance.

Operating profit before income tax was $49.4 million, up 467% from $8.7 million achieved for the corresponding prior period.

Project Veraison initiatives have delivered cost savings and efficiencies across the business resulting in improved margins across all regions at the local currency level. Local currency case rates have also improved in Australasia and the UK/Europe by 10% and 16% respectively. In the Americas, case rates have been impacted by the mix shift to 1.5 litre product, resulting in a 2.6% reduction.

Solid cash flows have resulted in a 15.4% net debt reduction of $127.2 million to $701.4 million from the position at 31 December 2002.

Business improvements have been achieved against a backdrop of a tough trading environment and a strengthening Australian dollar. These factors will continue to impact the business in the short to medium term, particularly in the USA.

Result Overview ($ million)	HY04	HY03	% chg
Revenue			
- Sales Revenue	513.3	621.4	-17.4%
- Other Revenue	44.8	97.1	-53.9%
- Total	**558.1**	**718.5**	**-22.3%**
EBITA (before significant items)	75.1	84.4	-11.0%
Significant Items	-2.8	-32.5	
EBITA	**72.3**	**51.9**	**39.1%**
Amortisation	-	-19.9	
EBIT	72.3	32.0	**126%**
Net Interest	-22.9	-23.3	-1.5%
Operating profit before income tax	**49.4**	**8.7**	**467%**
Income Tax	-8.9	-3.0	195.0%
NPAT	**40.5**	**5.7**	**610%**
Per share data:			
- Diluted Earnings Per Share	5.4c	0.8c	575.0%
- Dividends	$0.00	$0.10	n/a
- Net Tangible Assets	$1.22	$1.33	-8.3%

REVENUE

Sales revenue decreased 17.4% from $621.4 million to $513.3 million. The decline of $108.1 million reflects the strength of the Australian dollar, which appreciated 24% against the US dollar and 14% against the GBP, accounting for $68.4 million of the difference. The impact of reduced volumes was $71.2 million which was offset by price and mix improvements of $31.5 million.

Volume reductions in Australia and the UK primarily reflect the decision to cease unprofitable trading.

Other revenue decreased 53.9% from $97.1 million to $44.8 million and primarily reflects the SGARA adjustment at 31 December 2003 of $40.0 million (2002: $31.7 million). Other revenue from the prior period included $55.1 million in proceeds from divested businesses.

SIGNIFICANT ITEMS

Significant items of $2.8 million comprised restructure costs associated with Project Veraison of $7.2 million net of a $4.3 million write-back to profits, resulting from the continued renegotiation of onerous grape contracts. Net significant items declined by $29.7 million or 91.0%.

INTEREST

As a result of the improved borrowing position, net interest expense declined to $22.9 million, compared to $23.3 million for the prior period.

INCOME TAX

The income tax expense for the half was $8.9 million. This equates to an effective tax rate of 18% which is below the applicable statutory tax rates due primarily to the utilisation of US federal tax losses not previously recognised.

SGARA

The net impact of SGARA on profits for the six months was $0.037 million, compared to a profit of $1.1 million for the prior period.

REGIONAL OVERVIEW

AUSTRALASIA

Australasian earnings have grown 41% over the previous corresponding period, despite continuing strong competition in the Australian market.

The results reflect:

- *Strong promotional cost disciplines*
- Revised trading terms which included price increases in September
- Benefits from restructuring sales teams and support functions
- Strong performance from the Asian region which recovered quickly from the outbreak of SARS

The focus for 2003 has been on rebuilding the business to fit the competitive landscape. This rebuilding has meant addressing our high cost base, assembling the right team in terms of both sales force size and management capabilities, strengthening our *controls around spending and improving key customer* relationships.

The business has been stabilised and a sustainable profit model has been established. The objective now is to accelerate our marketing activity to support our key brands. We are now in a position to grow our market share.

Australasia	HY04	HY03	% chg
Volume [1]	4.6	5.2	-9.9%
AUD millions			
Sales Revenue	226.8	228.6	-1%
EBITA [2]	27.6	19.6	41%
EBITA / Sales Revenue	12.2%	8.6%	3.6%
Sales Revenue / Case $	$48.78	$44.32	10%

UK / EUROPE

The business is implementing its go-to-market strategy in the UK with strong early results and a pleasing return to profitability.

The results reflect:

- Improved control over promotional spending and a focus on overhead expenditure
- Volumes affected by reduced participation in high volume, deep discounting promotions
- Sales revenue per case improvements, driven by improved product mix

Key components of the strategy involve a stronger consumer focus to build long term brand equity and a more disciplined approach to spending. Advertising and promotional expenditure is being directed to value added promotions and consumer focussed activity..

We have a more focussed approach to doing business, in which we are working more closely with our customers to tailor our portfolio and promotional mix to suit their needs.

UK / Europe	HY04	HY03	% chg
Volume [1]	2.5	3.5	-29%
AUD millions			
Sales Revenue	112.5	159.8	-30%
EBITA [2]	13.2	1.6	711%
EBITA / Sales	11.7%	1.0%	10.7%
GBP millions			
Sales Revenue	46.5	56.6	-18%
EBITA [3]	4.1	-2.7	n/a
EBITA / Sales	8.8%	-4.8%	13.6%
Sales Revenue / Case £	£18.58	£16.03	16%

AMERICAS

The US market continued to be characterised by competitive market conditions as the oversupply of Californian wine continues.

Key points are:

- Volume comparisons are distorted by a change in the timing of shipments and the focus on reducing the level of distributor inventories. The half demonstrated positive depletions growth, albeit at a lower level than the past
- Case rates reflect a swing to the 1.5L category. Case rates for 750mL ranges were up slightly.
- Margin improvement reflects lower cost of sales offset by increased selling and period costs

Overall growth in sales revenue has been disappointing when compared to the Australian category but remains consistent with overall market growth. We expect the trading environment to remain intense over the next twelve months.

Americas	HY04	HY03	% chg
Volume [1]	2.7	2.9	-5%
AUD millions			
Sales Revenue	174.0	233.0	-25%
EBITA [2]	34.3	63.1	-46%
EBITA / Sales	19.7%	27.1%	-7.4%
USD millions			
Sales Revenue	119.5	128.7	-7%
EBITA [3]	16.8	18.0	-7%
EBITA / Sales	14.1%	14.0%	0.1%
Sales Revenue / Case US$	$43.79	$44.96	-2.6%

---

1 million 9LE cases
2 before significant items
3 HY03 A$ costs included in EBITA have been converted to GBP or

CASH FLOW

Net operating cash flows were $40.4 million or 81% higher than the previous period, driven by higher EBITA, working capital improvements, especially inventory, and the impact of lower tax payments.

Capital expenditure for the six months was $9.6 million. Spending levels were influenced by substantial spending in previous years to increase capacity and the introduction of stringent capital expenditure controls.

The dividend payment of $74.5 million relates to the dividend declared in February 2003 but paid in July 2003.

Net debt has reduced by $66.1 million since 30 June 2003, and $127.2 million from 31 December 2002.

Cash Flow ($ million)	HY04	HY03
EBITA	72.3	51.9
Depreciation	24.9	25.3
Non-cash Significant Items	-4.3	32.4
Change in Working Capital	64.7	42.8
Non-cash SGARA items	-31.0	-31.7
Net Interest	-23.4	-24.8
Income Tax Paid	-8.1	-27.7
Other	-4.9	-18.4
Operating Cash Flow	**90.2**	**49.8**
Capital Expenditure	-9.6	-30.9
Sale of Assets & Other	-1.7	0.9
Investing Cash Flow	**-11.3**	**-30.0**
Share Issues	-	20.5
Dividends	-74.5	-162.8
Proceeds from the Sale of Previously Divested Businesses	51.1	3.4
Other	11.8	-5.9
Financing Cash Flow	**-11.6**	**-144.8**
Net Debt		
Opening Position	767.5	703.6
Net Cash Movement	-66.1	125.0
Closing Position	**701.4**	**828.6**

BALANCE SHEET

Inventory levels have reduced from the previous corresponding period. Prior period inventory levels were distorted by promotional deals and loading which reduced inventory and increased debtors.

Inventory management has been a focus of the last six months and we have seen strong improvements in inventory control, which will continue. The drought affected 2003 vintage intake also contributed to lower inventory levels.

The reduction in intangibles reflects the write-down in goodwill and brand names at 30 June 2003.

Action continues to resolve divested business issues with consequent reductions in other assets and businesses.

Gearing (net debt to equity) was 55.0% compared to 62.0% at 30 June 2003.

Balance Sheet ($ million)	HY04	HY03
Trade Debtors	288.1	377.4
Current Inventory	514.3	539.5
Less: Trade Creditors	-146.2	-166.4
Working Capital	656.2	750.5
Non-Current Inventory	189.3	198.7
Property, Plant & Equipment & Grape Vines	800.2	813.2
Intangible Assets	366.0	1,265.4
Other Net Assets	41.2	171.3
Provisions	-75.2	-112.5
Capital Employed	**1,977.7**	**3,086.6**
Comprising :		
Net Debt	701.4	828.6
Total Equity	1,276.3	2,258.0
Capital Employed	**1,977.7**	**3,086.6**

OUTLOOK FOR FY04 [1]

Notwithstanding the significant strengthening of the Australian dollar in the past few months, at this point the company still expects to achieve margin growth of between three and four percentage points for the year. This outlook is in line with the guidance given at the time of the 2003 full-year results.

Project Veraison initiatives in the second half will be focussed on:

- Continuing implementation of the UK go-to-market strategy
- Continuing emphasis on cost management and the efficiency of the supply chain
- The review of the asset base of the business to establish the appropriate footprint for the future

FY04 Project Veraison costs remain consistent with previous market advice of $5 to $10 million, excluding any future write-downs and other costs that may arise from the review of the company's asset base.

Expectations for the 2004 vintage are for above average yields with a resultant increase in working capital requirements. Grape costs are expected to decrease as a result of the downward pressure on the market price for grapes and as our exposure to over-market and onerous grape contracts reduces.

The company is virtually fully hedged against adverse currency movements for the remainder of FY04. The FY05 hedge book is strong with forecast cover of net foreign currency exposures of 69% for US at 0.6335 and 57% for GBP at 0.3797.

Trading conditions have remained tough across our trading markets and are expected to remain competitive, especially in the US.

DIVIDENDS

The company advised shareholders at the Annual General Meeting that it was unlikely that a dividend would be paid in this financial year.

The timing of the reintroduction of dividend payments is dependent on the future performance of the company.

For further information contact:

Investors:	Kristina Devon (02) 9465 1048 or 0409 030 767
Media:	Bill Clark (02) 9465 1154 or 0418 215 990 Michelle Lawlor (02) 9465 1224 or 0402 894 303
Website:	www.southcorp.com.au

[1] **DISCLAIMER**
This market release contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

Appendix 4D
Half Year Report

Name of entity

Southcorp Limited

ABN or equivalent company reference: **80 007 722 643**

Half year ended: **31 December 2003**

Results for announcement to the market

				$000
Revenues from ordinary activities for continuing operations	Down	15.9 %	to	558,086
Revenues from ordinary activities for divested operations	Down	100.0 %	to	0
Total revenues from ordinary activities	**Down**	**22.3 %**	**to**	**558,086**
Profit from ordinary activities after tax attributable to members	**Up**	**610.1 %**	**to**	**40,521**
Net profit attributable to members of Southcorp Limited	**Up**	**610.1 %**	**to**	**40,521**

Dividends

The directors have resolved not to declare a dividend with respect to the half year ended 31 December 2003

Net tangible assets per share

Net tangible asset backing per ordinary security is $1.22 (December 2002: $1.33).

Entities over which control has been gained or lost during the period

None

Dividends and distributions

None

Dividend reinvestment plan in operation

The company's dividend reinvestment plan is currently suspended

The half year report comprises this statement, Southcorp Limited and its Controlled Entities half year financial report at 31 December 2003 prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements (Urgent Issues Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The half-year financial report was subject to review by the company's auditors. Their review report is attached and was not subject to dispute or qualification.

Sign Here: [signature] Company Secretary

Date: 18 February 2004

Print name: Martin Hudson

Southcorp Limited ABN 80 007 722 643
Half-year report– 31 December 2003

Contents **Page**

Directors' report	3 – 6
Consolidated statement of financial performance	7
Consolidated statement of financial position	8
Consolidated statement of cash flows	9
Notes to the consolidated financial statements	10 – 13
Directors' declaration	14
Independent review report to the members of Southcorp Limited	15 - 16

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Southcorp Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' report

Your directors present their report on the consolidated entity consisting of Southcorp Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

Directors

The following persons were directors of Southcorp Limited during the whole of the half-year and up to the date of this report:

T Brian Finn, AO,FIE (Aust), FTSE,FUTS, FACS
Chairman, Non-Executive Director

Robert I Oatley, BEM
Deputy Chairman, Non-Executive Director

John C Ballard, MBA, FAICD
Managing Director, Chief Executive Officer

Stephen Gerlach, LL B
Non-Executive Director

Helen A Lynch, AM
Non-Executive Director

A G (Sandy) Oatley
Non-Executive Director

Thomas P Burnett, AB (EC) (Princeton), MBA (University of Chicago)
Executive Director

Messers John W Murphy and Ern J J Pope were appointed directors on 14 October 2003 and continue in office at the date of this report.

Donald R Argus was a director from the beginning of the half-year until his resignation on 27 August 2003. Richard F E Warburton was a director from the beginning of the half-year until his retirement at the Annual General Meeting on 14 October 2003.

Review of Operations

For the half-year ended 31 December 2003, Southcorp recorded an EBITA profit of $72.3 million, up from $51.9 million in the previous corresponding period. EBITA before significant items was $75.1 million, a reduction of 11%. The strengthening of the Australian dollar reduced EBITA by $32.4 million. Offsetting this reduction was a $23.1 million improvement in net underlying business performance.

Operating profit before income tax was $49.4 million, up $46% from the amount of $8.7 million achieved for the corresponding prior period.

Project Veraison initiatives have delivered cost savings and efficiencies across the business resulting in improved margins across all regions at the local currency level. Local currency case rates have also improved in Australasia and the UK/Europe by 10% and 8% respectively. In the Americas, case rates have been impacted by the mix shift to 1.5 litre product, resulting in a 2.6% reduction.

Solid cash flows have resulted in a 15.4% net debt reduction of $127 million to $701 million from the position at 31 December 2002.

Business improvements have been achieved against a backdrop of a tough trading environment and a strengthening Australian dollar. These factors will continue to impact the business in the short to medium term, particularly in the USA.

Revenue
Sales revenue decreased 17.4% from $621.4 million to $513.3 million. The decline of $108.1 million reflects the strength of the Australian dollar, which appreciated 24% against the US dollar and 14% against the GBP, accounting for $68.4 million of the difference. The impact of reduced volumes was $71.2 million which was offset by price and mix improvements of $31.5 million.

Volume reductions in Australia and the UK primarily reflect the decision to cease unprofitable trading and the impact of trade loading.

Other revenue decreased 53.9% from $97.1 million to $44.8 million and primarily reflects the SGARA adjustment at 31 December 2003 of $40.0 million (2002: $31.7 million). Other revenue from the prior period included $55.1 million in proceeds from divested businesses.

Significant Items
Significant items of $2.9 million comprised restructure costs associated with Project Veraison of $7.2 million net of a $4.3 million write-back to profits resulting from the continued renegotiation of onerous grape contracts. Net significant items declined by $29.5 million or 91.2%.

Net Interest
As a result of the improved borrowing position, net interest declined to $22.9 million, compared to $23.3 million for the prior period.

Income Tax
The income tax expense for the half was $8.9 million. This equates to an effective tax rate of 18% which is below the applicable statutory tax rates due primarily to the utilisation of US federal tax losses not previously recognised.

SGARA

The net impact of SGARA on profits for the six months was $0.037 million, compared to a profit of $1.1 million for the prior period.

Regional Overview

Australasia

Australasian earnings have grown 41% over the previous corresponding period despite continuing strong competition in the Australian market.

The results reflect:

- Strong promotional cost disciplines
- Revised trading terms which included price increases in September
- Benefits from restructuring sales teams and support functions
- Strong performance from the Asian region which recovered quickly from the outbreak of SARS

The focus for 2003 has been on rebuilding the business to fit the competitive landscape. This rebuilding has meant addressing our high cost base, assembling the right team in terms of both sales force size and management capabilities, strengthening our controls around spending and improving key customer relationships.

The business has been stabilised and a sustainable profit model has been established. The objective now is to accelerate our marketing activity to support our key brands. We are now in a position to grow our market share profitably.

UK / Europe

The business is implementing its go-to-market strategy in the UK with strong early results and a pleasing return to profitability.

The results reflect:

- Improved control over promotional spending and a focus on overhead expenditure
- Volumes affected by reduced participation in high volume/deep discounting promotions
- Sales revenue per case improvements, driven by improved product mix

Key components of the strategy involve a stronger consumer focus to build long term brand equity and a more disciplined approach to spending. Advertising and promotional expenditure is being directed to value added promotions and consumer focussed activity.

We have a more focussed approach to doing business, in which we are working more closely with our customers to tailor our portfolio and promotional mix to suit their needs.

Americas

The US market continued to be characterised by competitive market conditions as the oversupply of Californian wine continues. The grocery strike in California has also had some impact on growth.

Key points are:

- Volume comparisons are distorted by a change in the timing of shipments and the focus on reducing the level of distributor inventories. The half demonstrated positive depletions growth albeit at a lower level than the past.
- Case rates reflect a swing to the 1.5L category. Case rates for 750mL ranges were up slightly.
- Margin improvement reflects lower cost of sales offset by increased selling and period costs

Overall growth in sales revenue has been disappointing when compared to the Australian category but remains consistent with overall market growth. We expect the trading environment to remain intense over the next twelve months.

Cash Flow

Net operating cash flows were $40 million or 81% higher than the previous period, driven by higher EBITA, working capital improvements, especially inventory, and the impact of lower tax payments.

Capital expenditure for the six months was $9.6 million. Spending levels were influenced by substantial spending in previous years to increase capacity and the introduction of stringent capital expenditure controls.

The dividend payment of $74.5 million relates to the dividend declared in February 2003 but paid in July 2003.

Net debt has reduced by $66.1 million since 30 June 2003, and $127.2 million from 31 December 2002.

Balance Sheet

Inventory levels have reduced from last year. Prior period inventory levels were distorted by promotional deals and loading which reduced inventory and increased debtors.

Inventory management has been a focus of the last six months and we have seen strong improvements in inventory control, which will continue. The drought affected 2003 vintage intake also contributed to lower inventory levels.

The reduction in intangibles reflects the write-down in goodwill and brand names at 30 June 2003.

Action continues to resolve divested business issues with consequent reductions in other assets and businesses.

Gearing (net debt to equity) was 55.0% compared to 62.0% at 30 June 2003.

Rounding Off

The Company is a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and director's report have been rounded to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

T B Finn, Director
Sydney, New South Wales
18 February 2003

Consolidated statement of financial performance
For the half-year ended 31 December 2003

		Half-year	
		2003	2002
	Note	**$'000**	$'000
Revenue from ordinary activities	3	**558,086**	718,527
Expenses from ordinary activities, excluding borrowing costs		**(484,845)**	(683,131)
Borrowing costs		**(24,196)**	(26,567)
Share of net profit (loss) of associates and joint ventures accounted for using the equity method		**322**	(120)
Profit from ordinary activities before related income tax		**49,367**	**8,709**
Income tax (expense) relating to ordinary activities		**(8,854)**	(3,001)
Profit from ordinary activities after income tax		**40,513**	**5,708**
Net profit (loss) attributable to outside equity interests		**(8)**	2
Net profit attributable to members of Southcorp Limited		**40,521**	**5,706**
Non-owner transaction changes in equity			
Net exchange differences on translation of financial statements of self-sustaining foreign operations		**(1,758)**	381
Decrease in equity on the initial adoption of Revised AASB 1028 "Employee Benefits"		**-**	(1,019)
Decrease in equity on the initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**-**	(29,048)
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**(1,758)**	**(29,686)**
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**38,763**	**(23,980)**
Basic earnings per share for Southcorp Limited	7	**5.4 cents**	0.8 cents
Diluted earnings per share for Southcorp Limited	7	**5.4 cents**	0.8 cents

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
For the half-year ended 31 December 2003

	31 December 2003 $000	30 June 2003 $000
Current assets		
Cash assets	**59,099**	40,281
Receivables	**320,989**	373,438
Inventories	**514,288**	644,401
Foreign currency hedges - anticipated transactions	**67,037**	32,280
Current tax assets	**13,001**	11,411
Prepayments	**10,781**	11,088
Total current assets	**985,195**	**1,112,899**
Non-current assets		
Receivables	**22,267**	24,767
Inventories	**189,336**	216,403
Investments	**3,198**	3,008
Foreign currency hedges - anticipated transactions	**84,374**	74,778
Other financial assets	**28,721**	32,335
Property, plant and equipment	**589,845**	610,243
Grape vines	**210,312**	170,474
Intangible assets	**365,997**	365,997
Deferred tax assets	**38,869**	44,624
Prepayments	**689**	1,170
Total non-current assets	**1,533,608**	**1,543,799**
Total assets	**2,518,803**	**2,656,698**
Current liabilities		
Payables	**178,939**	255,240
Interest-bearing liabilities	**191**	286,564
Current tax liabilities	**1,428**	692
Provisions	**41,991**	134,824
Foreign currency hedges - anticipated transactions	**67,037**	32,280
Total current liabilities	**289,586**	**709,600**
Non-current liabilities		
Payables	**-**	527
Interest-bearing liabilities	**760,293**	521,243
Deferred tax liabilities	**74,972**	75,197
Provisions	**33,246**	37,776
Foreign currency hedges - anticipated transactions	**84,374**	74,778
Total non-current liabilities	**952,885**	**709,521**
Total liabilities	**1,242,471**	**1,419,121**
Net assets	**1,276,332**	**1,237,577**
Equity		
Contributed equity	**1,514,282**	1,514,282
Reserves	**1,143**	2,901
Retained profits (losses)	**(239,108)**	(279,629)
Equity attributable to members of Southcorp Limited	**1,276,317**	**1,237,554**
Outside equity interests	**15**	23
Total equity	**1,276,332**	**1,237,577**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows
For the half-year ended 31 December 2003

	Half-year	
	2003	2002
	$000	$000
Cash flows from operating activities		
Cash receipts in the course of operations	**596,467**	807,974
Cash payments in the course of operations	**(474,901)**	(705,571)
Interest received	**1,566**	5,251
Interest and other borrowing costs paid	**(24,919)**	(30,090)
Income taxes paid	**(8,060)**	(27,730)
Net operating cash flows	**90,153**	**49,834**
Cash flows from investing activities		
Payments for property, plant and equipment and grape vines	**(9,618)**	(30,869)
Proceeds from sale of property, plant and equipment and grape vines	**1,245**	13,112
Proceeds from sale of other non-current assets	**-**	150
Payments for equity accounted investments	**-**	(2,619)
Payments relating to controlled entities and businesses previously divested	**(2,928)**	(9,768)
Other payments	**-**	(48)
Net investing cash flows	**(11,301)**	**(30,042)**
Cash flows from financing activities		
Proceeds from issue of shares	**-**	20,487
Dividends paid	**(74,451)**	(162,773)
Proceeds from deferred consideration of controlled entities and businesses divested in prior years	**51,067**	3,428
Loans advanced	**-**	(13,841)
Proceeds from repayments of loans	**11,749**	7,916
Proceeds from borrowings	**424,109**	396,377
Repayment of borrowings	**(465,179)**	(290,398)
Net financing cash flows	**(52,705)**	**(38,804)**
Net increase (decrease) in cash held	**26,147**	**(19,012)**
Cash at the beginning of the financial year	**34,028**	41,047
Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year	**(1,076)**	534
Cash at the end of the half-year	**59,099**	**22,569**

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1(a). Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Southcorp Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and the corresponding interim reporting period.

Note 1(b). Reclassification of financial information

Revenue and expenses from ordinary activities

In the June 2003 financial year certain promotional and depletion allowances that were previously included in selling, marketing and distribution expenses were reclassified and deducted from revenue from sale of goods. This was considered to be a more relevant and appropriate classification. Comparative financial information has been restated by reducing the revenue from sale of goods by $106,736,000, with a corresponding decrease in selling, marketing and distribution expenses. There is no net effect on operating profit from ordinary activities in either the current or prior corresponding period as a result of this reclassification.

Note 2. Revision of accounting estimates

Future income tax benefits

As at the date of signing this report, the tax-consolidated group within the consolidated entity had not formally determined a tax consolidation implementation date. The tax-consolidated group continues to apply UIG 39 *Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances*. No further adjustments to income tax benefits were required during the half-year as a result of applying UIG 39.

Note 3. Segment information

Primary reporting geographic segments	Australasia $000	UK /Europe $000	Americas $000	Unallocated & inter-segment eliminations $000	Total $000
2003					
Revenue					
Sales to external customers	**226,768**	**112,517**	**174,021**	**-**	**513,306**
Inter-segment sales	**170,948**	**-**	**-**	**(170,948)**	**-**
Other revenue	**39,681**	**2,068**	**1,730**	**-**	**43,479**
Segment revenue	**437,397**	**114,585**	**175,751**	**(170,948)**	**556,785**
Unallocated	**-**	**-**	**-**	**1,301**	**1,301**
Total revenue	**437,397**	**114,585**	**175,751**	**(169,647)**	**558,086**
Result					
EBITA pre significant items	**27,621**	**13,162**	**34,330**	**-**	**75,113**
Amortisation of goodwill	**-**	**-**	**-**	**-**	**-**
EBIT pre significant items	**27,621**	**13,162**	**34,330**	**-**	**75,113**
Significant items	**(1,226)**	**(627)**	**(998)**	**-**	**(2,851)**
Segment result	**26,395**	**12,535**	**33,332**	**-**	**72,262**
Net interest and other borrowing costs	**-**	**-**	**-**	**(22,895)**	**(22,895)**
Profit from ordinary activities before income tax	**26,395**	**12,535**	**33,332**	**(22,895)**	**49,367**
Income tax expense	**-**	**-**	**-**	**(8,854)**	**(8,854)**
Profit from ordinary activities after income tax	**26,395**	**12,535**	**33,332**	**(31,749)**	**40,513**
2002					
Revenue					
Sales to external customers	228,600	159,800	233,000	-	621,400
Inter-segment sales	253,940	-	-	(253,940)	-
Other revenue	45,135	1,912	(4,479)	(3,896)	38,672
Segment revenue	527,675	161,712	228,521	(257,836)	660,072
Previously divested businesses	-	-	-	55,142	55,142
Unallocated	-	-	-	3,313	3,313
Total revenue	**527,675**	**161,712**	**228,521**	**(199,381)**	**718,527**
Result					
EBITA pre significant items	19,622	(1,623)	63,131	-	84,376
Amortisation of goodwill	-	-	-	(19,982)	(19,982)
Significant items	(2,344)	(2,748)	(21,219)	-	(26,311)
Segment result	17,278	(1,125)	41,912	(19,982)	38,083
Previously divested businesses	-	-	-	(6,120)	(6,120)
Earnings before interest and tax	17,278	(1,125)	41,912	(26,102)	31,963
Net interest and other borrowing costs	-	-	-	(23,254)	(23,254)
Profit from ordinary activities before income tax	17,278	(1,125)	41,912	(49,356)	8,709
Income tax expense	-	-	-	(3,001)	(3,001)
Profit from ordinary activities after income tax	**17,278**	**(1,125)**	**41,912**	**(52,357)**	**5,708**

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally.

Segment revenue includes sales and other revenue and is based on the geographical location of customers:

- Australasia: Viticulture, production and sale of wine.
- UK/Europe: Customers for wine mainly exported from Australia with some viticulture and production of wine in France.
- Americas: Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

Note 4. Profit from ordinary activities after income tax

	Half-year 2003 $000	Half-year 2002 $000
Profit from ordinary activities after related income tax expense includes the following significant items of revenue and expense which, together with other disclosures in this report, are relevant in explaining the financial performance for the half-year:		
Redundancy and other costs associated with Project Veraison	**(7,187)**	-
Net write-back of onerous contract provision	**4,336**	-
Net loss from previously divested businesses	-	(6,120)
Writedown of IWC loan and other assets (including SGARA writedown of USA grape vines $8.158 million)	-	(20,679)
Writedown of non trading receivables	-	(5,632)
	(2,851)	(32,431)

Note 5. Dividends

	Half-year 2003 $000	Half-year 2002 $000
Ordinary shares		
Dividends provided for or paid during the half-year not previously recognised as a liability.	-	162,773
Dividends not recognised at the end of the half-year		
Since the end of the prior half-year the directors recommended the payment of an interim dividend of 10 cents per fully paid ordinary share, franked to 80% based on tax paid at 30%. The aggregate amount of the proposed interim dividend paid on 1 July 2003 out of retained profits at the end of the previous half-year, but not recognised as a liability, is	-	74,451

Note 6. Equity securities issued

	Half-year		Half-year	
	2003 Shares	2002 Shares	**2003 $000**	2002 $000
Issued and paid-up capital				
Ordinary shares, fully paid at beginning of the half-year	**744,508,138**	739,587,688	**1,514,282**	1,489,947
Issues of ordinary shares during the half-year				
Exercise of options issued under the Southcorp Limited Employee Share and Option Plans	-	4,210,450	-	20,487
Issue of shares under the Southcorp Executive Share and Option Plan	-	710,000	-	3,848
	744,508,138	744,508,138	**1,514,282**	1,514,282

On 15 October 2003 Southcorp Limited granted options over 2,000,000 unissued ordinary shares under the Managing Director Share Option Deed. The options are exercisable at a price of $3.36 per share from 15 October 2005 subject to certain share price performance hurdles approved by shareholders at the 2003 Annual General Meeting. If unexercised, the options will expire on 15 October 2008.

On 15 October 2003 Southcorp Limited granted options over 250,000 unissued ordinary shares under the Executive Director Share Option Deed. The options are exercisable at a price of $3.20 per share from 15 October 2006 subject to certain share price performance hurdles approved by shareholders at the 2003 Annual General Meeting. If unexercised, the options will expire on 15 October 2008.

Note 6. Equity securities issued (continued)

On 30 October 2003 Southcorp Limited granted options over 1,000,000 unissued ordinary shares under the Southcorp Executive Share and Option Plan. The options are exercisable at a price of $2.83 per share from 30 October 2005 subject to certain share price performance hurdles approved by the directors. If unexercised, the options will expire on 30 October 2008.

On 30 October 2003 Southcorp Limited granted options over 600,000 unissued ordinary shares under the Southcorp Executive Share and Option Plan. The options are exercisable at a price of $2.85 per share from 30 October 2005 subject to certain share price performance hurdles approved by the directors. If unexercised, the options will expire on 30 October 2008.

During the half-year 433,100 options lapsed and no options were exercised.

Note 7. Earnings per share

	Half-year	
	2003	2002
	Shares	Shares
Weighted average number of ordinary shares used in the calculation of basic EPS	**744,508,138**	741,900,865
Add: weighted average potential ordinary shares	**66,216**	482,874
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted EPS	**744,574,354**	742,383,739
	$000	$000
Net profit used in calculating basic earnings per share and diluted earnings per share	**40,521**	5,706

Note 8. Contingent liabilities and contingent assets

There have been no material changes in contingent liabilities or contingent assets from the position disclosed in the 2003 Annual Report.

Note 9. Details of associates and joint venture entities

The company has a 50% interest in the RMRE LLC joint venture and the RMRE Australian Partnership that are involved in the production and sale of wine. The ownership interests in these entities have not changed since the last balance date. The results of these joint venture entities are not material to an understanding of the half-year report.

Southcorp Limited
Directors' declaration

The directors declare that the financial statements and notes set out on pages 7 to 13:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that Southcorp Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

T. B. Finn
Director

Sydney, New South Wales
18 February 2004

KPMG

Independent review report to the members of Southcorp Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Southcorp Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003 as included on pages 7 to 14. The Consolidated Entity comprises Southcorp Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

KPMG

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Southcorp Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

David Rogers

DS Rogers
Partner

Sydney

18 February 2004

ROSEMOUNT ESTATE

LINDEMANS

18 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 HALF-YEAR REPORTS – MEDIA RELEASE

Please find attached a Media Release relating to the Company's interim results for the six months ended 31 December 2003, for release to the market.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Australasia
Mr Ballard said that he was particularly pleased at the strong earnings growth of 41% in the Australasian market. "The Australasian performance reflects improvements in sales mix and in trading terms as well as the benefits from restructuring sales teams and support structures. Our business in Asia recovered quickly following from the SARS outbreak with excellent volume growth of more than 25% and strong EBITA growth on the previous period."

"The objective in Australasia now is to accelerate our marketing activity to support our key brands and to profitably grow our market share," he said.

UK / Europe
The UK / Europe produced an encouraging result, returning to profitability ahead of expectations. The region delivered margins of 8.8% in local currency terms, reflecting a focus on controlling overhead expenditure and promotional spending whilst also improving the mix.

Mr Ballard said, "The UK strategy is relatively straightforward. It's about having the right brand at the right price point, the right product for the right channel, the right match of sales skills to customer needs; and the right mix of promotional activity to build the brand and consumer satisfaction."

The Americas
"Although the result has been heavily impacted by the strength of the Australian dollar, margins in local US currency were maintained for the six months, in spite of competitive market conditions", Mr Ballard said.

"Direct volume comparisons are distorted by a change in timing of shipments and the focus on reducing the level of distributor inventories, however there was positive depletions growth, albeit at a lower level to the past.

"While we are confident in our ability to maintain a strong competitive position, much will depend on the stability of the US market".

Outlook
"Project Veraison initiatives in the second half will focus on maintaining cost controls and efficiencies, continuing to implement the new UK market strategy, reviewing the distribution model in Australia and determining the right asset mix across the business.

"We expect grape costs to decrease as a result of downward pressure on the market price for grapes and our reduced exposure to onerous grape contracts.

Trading conditions have remained tough across our main markets and are expected to remain competitive, especially the US.

"Notwithstanding the significant strengthening of the Australian dollar, against which we are virtually fully hedged for FY04, the Company is still on track in FY04 to achieve margin growth of between three and four percentage points. This outlook is in line with the guidance given at the 2003 results announcement," said Mr Ballard.

For further information contact:

Media:		Investors
Bill Clark or	Michelle Lawlor	Kristina Devon
Tel: 61 2 9465 1154	Direct: 61 2 9465 1224	Direct: 61 2 9465 1048
Mob: 0418 215 990	Mob: 0402 894 303	Mob: 0409 030 767

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS

18 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 HALF-YEAR REPORTS – OPEN BRIEFING

Please find attached a copy of an Open Briefing to shareholders and investors, for release to the market, following the announcement earlier today of the Company's interim results for the six months ended 31 December 2003.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP

Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

SOUTHCORP

Southcorp Holdings Limited
403 Pacific Highway
Artarmon NSW 2064

open briefing

corporatefile.com.au

Date of lodgement: 18-Feb-2004

Title: Open Briefing. Southcorp. CEO on H1 & Outlook

Record of interview:

corporatefile.com.au
Southcorp Limited today reported net profit of $40.5 million for the first half ended December 2003, up from $5.7 million in the previous comparable period. EBITA before significant items was $75.1 million, down 11 percent. What have been your priorities over the last six months and what progress have you made?

CEO John Ballard
We had three clear priorities over the past six months - stabilise the business, begin to build a competitive cost base and introduce stronger financial disciplines.

In terms of stabilising the business, we've made good progress. The Australian business has shown strong margin improvement and the UK business has developed and implemented a new go-to-market strategy. And I'm pleased to be able to announce the return to profitability of the UK business, which is ahead of our expectations.

Our cost base and business efficiency are being addressed through Project Veraison, which we introduced in August last year. It's formalised the process for ongoing improvement and has already had a positive impact on earnings.

Finally, there's been a fundamental change in the way we go about spending money in this business. We're now very cash and returns focused. Whether it's promotional spending or capital expenditure, all spending is assessed and measured against its ability to return above our cost of capital, which of course is necessary for us to add value over the long term.

corporatefile.com.au
Won't the oversupply of wine around the world limit Southcorp's ability to fully recover?

CEO John Ballard
The wine industry's cyclical and oversupply and undersupply cycles come and go every ten years or so and yes, it's easier for well managed, competitive businesses to deal with cycles. That said, we're well and truly in the process of recovery but it will take time.

Our recovery plan is focused around improving our competitiveness. That means addressing two fundamental issues. The first is an uncompetitive cost base, which reflects a past acquisition strategy that didn't include a lot of rationalisation so we haven't extracted efficiencies from putting these businesses together. The second is a failure to adapt to structural changes in the industry and, to a degree, in our customer base, which meant our commercial relationships got out of kilter with the market.

These issues are fixable and provide us with great opportunity to realise efficiencies and save costs from within the business.

corporatefile.com.au
To what extent was the stronger Australian dollar to blame for the fall in first-half EBITA and will it be a significant obstacle to turning around the company?

CEO John Ballard
The movement in the Australian dollar, which has been very rapid, is of course an issue. In the first half, the currency had a negative impact of about $32 million on earnings. So the fact that underlying EBITA fell only $9.3 million shows that improvements made to the business have added about $23 million to earnings, to a large extent mitigating the effect of the Australian dollar's rise.

Having said that, we manage our foreign currency exposures through our hedge book. For the remainder of this year our net foreign currency exposures are virtually 100 percent covered and our hedge book's also reasonably strong going into next year.

corporatefile.com.au
Overall volume sales were 9.9 million cases in the first half, down about 14 percent, with declines recorded in all your markets. What was behind the volume falls and do you expect to grow volumes going forward?

CEO John Ballard
The half-on-half comparison was always going to be difficult for a number of reasons - the previous volume push strategy meant that we loaded product last year into the UK and Australia that was just not profitable. Also, last year's US results benefited from a change in the timing of shipments, whilst this year we've focused on reducing distributor inventories.

What we've done in the last six months is establish a volume level that we believe is the right base from which we can profitably grow the business. And yes, we do expect to begin to grow volumes again in the second half of this year.

corporatefile.com.au
Net debt fell to $701.4 million at the end of December 2003 from $767.5 million at the end of June. What are your capital management priorities and what would be your criteria for restoring a dividend?

CEO John Ballard
I'm very proud of the way the business has managed its cash. It was important for us to do that in terms of our reputation in the marketplace and we'll continue to ration capital extremely carefully. Capital expenditure is on a tight reign, and will continue to be spent in line with a strict expectation of delivering returns to the business. The question of a dividend is really one for the board and obviously it will depend on how our cash flow develops over time. It's too early to make any forecasts but certainly one of our objectives is to again be a dividend-paying company.

corporatefile.com.au
Can you comment on the outlook from here?

CEO John Ballard
The last six months have seen the rise in the Australian dollar cost us in both revenue and profit terms, and the continuing oversupply of wine in some markets means that trading conditions have remained pretty tough. But the underlying health of our business is improving across all areas – operations, balance-sheet management and cash flow. The result is that our reported profit has substantially improved.

We still have a long way to go and the current trading environment is still expected to be tough over the next 12 months, especially in the US. The rising Australian dollar remains an issue for us but we believe that underling business improvements will help offset the impact.

corporatefile.com.au
Thank you John.

For previous Open Briefings with Southcorp, visit www.corporatefile.com.au

For more information about Southcorp, visit www.southcorp.com

18 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 HALF-YEAR REPORTS – BRIEFING SLIDES

Please find attached a copy of the slides to be presented to an Analysts' briefing, following the release of the Company's interim results for the six months ended 31 December 2003 today.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP

Half Year Results

6 months to December 2003

18 February 2004

Disclaimer

This presentation may contain forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

Agenda

- Overview & Regional Review
  – John Ballard, MD & CEO
- Financials
  – Steve McClintock, CFO
- Outlook
  – John Ballard, MD & CEO
- Q&A

Scorecard

☑ Stabilise the business
- *Solid margin improvements in Australasia*
- Return to profitability in the UK

☑ Project Veraison Improvements
- Cost savings having a positive impact on earnings
- Assessment of asset base progressing

☑ Strong financial disciplines implemented
- ROCE focus throughout the business
- Strong cash flow generation = Net debt $701 million

Earnings Summary

Sales Revenue	down 17.4%	to $513.3m
EBITA	up 39.1%	to $72.3m
Operating Profit Before Income Tax	up 467%	to $49.4m
Net Operating Profit	up 610%	to $40.5m

5

Regional Overview

$A millions	HY04	HY03	% chg
Sales Revenue			
Australasia	226.8	228.6	-0.8%
UK / Europe	112.5	159.8	-29.6%
Americas	174.0	233.0	-25.3%
	513.3	**621.4**	**-17.4%**
EBITA [1]			
Australasia	27.6	19.6	40.8%
UK / Europe	13.2	1.6	711.0%
Americas	34.3	63.1	-45.6%
	75.1	**84.4**	**-11.0%**
EBITA/Sales			
Australasia	12.2%	8.6%	3.6%
UK / Europe	11.7%	1.0%	10.7%
Americas	19.7%	27.1%	-7.4%
	14.6%	**13.6%**	**1.1%**

[1] pre significant items

6

Australasia – Results

$A millions	HY04	HY03	% chg
Volumes [1]	4.6	5.2	-9.9%
Sales Revenue	226.8	228.6	-0.8%
EBITA	27.6	19.6	40.8%
EBITA / Sales	12.2%	8.6%	3.6%
Sales Revenue / Case	$48.78	$44.32	10.1%

[1] million cases 9 litre equivalent

Australasia – Key Points

- **Focus on rebuilding the business**
  - Right-sizing the cost base
  - The right people
  - Improved customer relationships
- **Volumes**
  - Impacted by a shift away from unprofitable sales
- **Profit Drivers**
  - Strong promotional spend financial disciplines
  - Revised trading terms and price increases
  - Strong performance in Asia

SOLID MARGIN IMPROVEMENT

UK / Europe – Results

AUD millions	HY04	HY03	% chg
Volumes [1]	2.5	3.5	-29%
Sales Revenue	112.5	159.8	-30%
EBITA	13.2	1.6	711%
EBITA / Sales	11.7%	1.0%	10.7%
GBP millions			
Sales Revenue	46.5	56.6	-18%
EBITA [2]	4.1	-2.7	n/a
EBITA / Sales	8.8%	-4.8%	13%
Sales Revenue / Case	£18.58	£16.03	16%

[1] million cases 9 litre equivalent
[2] HY03 A$ costs included in EBITA have been converted to GBP at HY04 rates

9

UK / Europe – Key Points

- **Go-to-market strategy**
  - Implementation begun
  - Focus on the consumer and building long-term brand equity
  - Less frequent and less deep promotional activity
  - Improved customer relationships
- **Volumes**
  - Re-based to a sustainable level from which to drive profitable growth
- **Profit Drivers**
  - Project Veraison cost savings
  - Strong promotional disciplines
  - Focus on reducing overhead expenses

RETURN TO PROFITABILITY

10

Americas – Results

AUD millions	HY04	HY03	% chg
Volumes [1]	2.7	2.9	-5%
Sales Revenue	174.0	233.0	-25%
EBITA	34.3	63.1	-46%
EBITA / Sales	19.7%	27.1%	-7.4%
USD millions			
Sales Revenue	119.5	128.7	-7%
EBITA [2]	16.8	18.0	-7%
EBITA / Sales	14.1%	14.0%	0.1%
Sales Revenue / Case	$43.79	$44.96	-2.6%

[1] million cases 9 litre equivalent
[3] HY03 A$ costs included in EBITA have been converted to USD at HY04 rates

Americas – Key Points

- **Margins maintained**
  - Improved cost of sales but higher selling and period costs
- **Case rates**
  - Reduced overall by strong sales of 1.5L products
  - 750mL average price per case increased
- **Volumes**
  - Distorted by a change in the timing of shipments and a focus on reducing distributor inventories
  - Depletions growth still positive
- **Trading environment**
  - California oversupply for at least 12 months

USD MARGINS MAINTAINED

Financial Review

Steve McClintock
Chief Financial Officer



Results

$A million	HY04	HY03	% chg
Sales Revenue	513.3	621.4	-17.4%
Other Revenue	44.8	97.1	-53.9%
Total Revenue	558.1	718.5	-22.3%
EBITA (before significant items)	75.1	84.4	-11.0%
Significant Items	-2.8	-32.5	
EBITA	72.3	51.9	39.1%
Amortisation	0.0	-19.9	
EBIT	72.3	32.0	126%
Net Interest	-22.9	-23.3	-1.5%
Profit Before Tax	49.4	8.7	467%
Income Tax	-8.9	-3.0	195%
NPAT	**40.5**	**5.7**	**610%**

Sales Revenue Impacts

SA million

HY03 Sales Revenue		**621.4**
Currency Impact	-68.4	
Volume Impact	-71.2	
Mix & price	31.5	-108.1
HY04 Sales Revenue		**513.3**

EBITA – Underlying Improvement

SA million

HY03 EBITA		**84.4**
Currency Impact	-32.4	
Business improvements	23.1	-9.3
HY04 EBITA		**75.1**

Significant Items

$A million	HY04	HY03
Project Veraison (redundancy and other costs)	-7.2	-
Onerous grape contracts	4.3	-
Previously divested businesses	-	-6.1
IWC loan (including SGARA $8.1 million)	-	-20.7
Non-trading receivables	-	-5.6
	-2.9	**-32.4**

- Project Veraison expenses within the $5 to $10 million range previously advised to the market
- Excludes any future write-downs and other costs that may arise from the review of the company's assets base

Profit & Loss - Other

- Revenues for HY03 restated to reflect reclassification of promotional and depletion allowances previously advised to the market. No profit impact
- No amortisation in the half following the write-off of goodwill at 30 June 2003
- Income tax expense reflects recovery of US Federal tax losses, reducing effective tax rate to 18%

Cash Flow

	HY04	HY03
EBITA	72.3	51.9
Add back non-cash items & Other	-15.3	7.6
Change in Working Capital	64.7	42.8
Net Interest	-23.4	-24.8
Income Tax Paid	-8.1	-27.7
Operating Cash Flow	**90.2**	**49.8**
Capital Expenditure	-9.6	-30.9
Sale of Assets & Other	-1.7	0.9
Investing Cash Flow	**-11.3**	**-30.0**
Share Issues	-	20.5
Dividends	-74.5	-162.8
Divested Businesses & Other	62.9	-2.5
Financing Cash Flow	**-11.6**	**-144.8**
Net Debt		
Opening Position	767.5	703.6
Net Cash Movement	-66.1	125.0
Closing Debt Position	**701.4**	**828.6**

19

Balance Sheet

	31 Dec 03	30 Jun 03	31 Dec 02
Trade Debtors	288.1	279.4	377.4
Current Inventory	514.3	644.4	539.5
Less: Trade Creditors	-146.2	-226.0	-166.4
Working Capital	656.2	697.8	750.5
Non-current Inventory	189.3	216.4	198.7
Property, Plant & Equipment	589.8	610.2	609.1
Grape Vines	210.3	170.5	204.2
Intangible Assets	366.0	366.0	1,265.4
Other Net Assets	41.2	113.8	171.3
Provisions	-75.1	-169.6	-112.6
Capital Employed	**1,977.7**	**2,005.1**	**3,086.6**

20

Hedge Book

USD Book	H204	FY05
% Cover	98%	69%
Hedge Rate	0.6006	0.6335
GBP Book		
% Cover	90%	57%
Hedge Rate	0.3732	0.3797

- data as at 17 Feb 2004

21

Key Ratios

	HY04	FY03	FY02
EBITA [1] / Sales Revenue	14.6%	10.7%	17.4%
ROCE [2,3]	7.6%	5.9%	15.5%
EPS (basic) [1]	5.4c	-124.2c	42.4c
Gearing [2]	55%	62%	51%
Net Interest Cover	3.2x	-19.3x	7.6x

[1] *before significant items*
[2] previous years adjusted for FY03 intangible write-downs
[3] EBITA for HY04 annualised

22

Returns Tree



return on sales
volume
gross sales
price
net sales
discounts & rebates
GP
freight
COGS
EBITA
A&P
regional SG&A
SG&A
corporate SG&A
brand ROCE
intangibles
capital employed
PPE (ex vineyards)
inventory
ROCE
working capital
receivables
economic return / shareholder return
payables (non-interest bearing)
MV of grapes
SGARA profit
vineyard ROCE
vineyard operating costs
vineyard capital employed
WACC
23

Outlook

John Ballard
Managing Director &
Chief Executive Officer

Newspaper Headlines- The U.S Wine Market Cycle

1980's		1990's		2000's	
Early 80's	Mid – Late 80's	Early 90's	Mid – Late 90's	Early 00's	Mid – Late 00's
↓ GLUT ↓	↑ BOOM ↑	↓ GLUT ↓	↑ BOOM ↑	↓ GLUT ↓	↑ OR ↓
Recession Causes U.S. Wine Boom to Falter 23.9.82 *The New York Times*	Premium Wineries Harvest Fine Profits 7.5.88 *San Francisco Chronicle*	Dreams Fade in the Wine Country 19.6.91 *The New York Times*	Future Looks Bright for Wine Country 20.1.97 *The Press-Enterprise*	Grape Glut, Imports Sour California's Vintners Profits 22.01.03 *AP- Associated Press*	THE
California Winemakers in Economic Squeeze 26.8.82 *AP- Associated Press*	Now it's a Wine Rush for California 8.10.88 *Financial Times*	Wine Glut May Bring Down High Prices 9.5.90 *The Modesto Bee*	California's Central Coast Leads Wine Boom 3.10.98 *The Tribune*	California Winemakers Under a Cloud 2.9.03 *Financial Times*	CYCLE
Why Wine Makers Aren't Breaking out the Bubbly 24.10.83	Premium Wines Premium Profits 15.5.89 *Los Angeles Times*	Why California Winemakers are crying in their Chardonnay 15.10.90	Napa Valley Alive & Well! Premium Wine Continues Growth 30.10.96 *Business Wire*	California Grape Rush of 90's Withers as Prices Collapse	REPEATS
Wine Wine Everywhere- Who's Glad, Who's Sad 17.10.83 *U.S. News*	A Fine Return Possible for Wine Investors 1.11.89 *Wines & Vines*	From Wine and Roses to Grape of Wrath 2.5.90 *U.S News*	Wine Boom Will Flow On into '99'	Enough to Drive a Vintner to Drink	
	A Rush for Liquid Gold 1.11.89 *Newsweek*	Wine Glut Makes Price Lower *Chicago Tribune*	Winemakers See a Golden Age *Los Angeles Times*	Fruit of the Wine Glut 21.7.03	

1982 1983 1986 1988 1991 1992 1994 1997 2000 2001 2002 2004 2006

Outlook

- Project Veraison priorities
  - Continuing implementation of the UK go-to-market strategy
  - Continuing emphasis on cost management and the efficiency of the supply chain
  - Review of the asset base of the business
- Expecting an above average 2004 vintage
- Strong hedge book for FY04 and FY05
- Market will remain highly competitive, especially in the US
- Previous guidance maintained

SOUTHCORP

Half Year Results

6 months to December 2003

18 February 2004

Appendices

- SGARA
- Relevant Exchange Rates
- Tax Effect of Significant Items
- EBITA – Underlying Improvement
- EBITA – Local Currency Adjustments
- Restatement of sales

SGARA

$A millions	HY04	HY03
Net market value of own grapes	3.0	3.7
Vineyard operating costs	-31.0	-30.6
Previous net market value adjustments released to cost of sales	-9.0	-8.1
Net increment in net market value of grape vines	37.0	36.1
Net SGARA Profit	**0.0**	**1.1**

Relevant Exchange Rates

US	**HY04**	**HY03**
Weighted Average Rate	0.693	0.557
Period End Spot Rate	0.750	0.566
GBP		
Weighted Average Rate	0.404	0.354
Period End Spot Rate	0.421	0.353

Tax Effect of Significant Items

$A million	HY04 Pre Tax	Tax Effect	HY04 Post Tax
Project Veraison restructure costs	-7.2	2.2	-5.0
Net write-back of onerous contract provision	4.3	-1.3	3.0
	-2.9	**0.9**	**2.0**

EBITA – Underlying Improvement

	Local Currency EBITA			
	HY04	HY03	Chg	A$ equiv
Australasia	A$27.6	A$19.6	$A8.0	8.0
UK / Europe	£4.1	-£2.7	£6.8	16.8
Americas	US$16.8	US$18.0	-US$1.2	-1.7
				23.1

EBITA – Local Currency Adjustments

GBP millions

UK / Europe	HY04	HY03
EBITA (actual)	4.1	3.5
Constant currency adjustment [1]	-	-6.2
EBITA (constant currency adjusted)	4.1	-2.7

USD millions

Americas	HY04	HY03
EBITA (actual)	16.8	33.6
Constant currency adjustment [1]	-	-15.6
EBITA (constant currency adjusted)	16.8	18.0

[1] HY03 AS costs included in EBITA have been converted to GBP or USD at HY04 rates

33

Restatement of Sales Revenue

Revised Policy

FY03	H1	H2	FY
Australasia	228.6	184.2	412.8
UK / Europe	159.8	120.5	280.3
Americas	233.0	201.7	434.7
Total	**621.4**	**506.4**	**1,127.8**

FY02	H1	H2	FY
Australasia	278.7	210.0	488.7
UK / Europe	172.8	237.6	410.4
Americas	193.4	276.9	470.3
Total	**644.9**	**724.5**	**1,369.4**

Previous Policy

FY03	H1	H2	FY
Australasia	247.4	204.1	451.5
UK / Europe	212.2	154.0	366.2
Americas	268.6	256.5	525.1
Total	**728.2**	**614.4**	**1,342.8**

FY02	H1	H2	FY
Australasia	290.8	222.6	513.4
UK / Europe	199.0	287.8	486.8
Americas	220.7	304.0	524.7
Total	**710.5**	**814.4**	**1,524.9**

34

Disclaimer

This presentation may contain forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

18 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 HALF-YEAR REPORTS – BRIEFING NOTES

Please find attached a copy of the Speakers notes from the presentation to Analysts, following the release of the Company's interim results for the six months ended 31 December 2003 today.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP

Southcorp Half-Year Results
6 months to December 2003
Speaking Notes

18 February 2004

John Ballard – Managing Director and Chief Executive Officer
Steve McClintock – Chief Financial Officer

Disclaimer: This presentation contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

John Ballard – Managing Director and Chief Executive Officer

Good morning Ladies and Gentleman. Well, I'm pleased to report that – while there's still a way to go at Southcorp – the recovery is well and truly underway.

The last six months has seen the rise in the Australian dollar cost us in both revenue and profit terms, and the continuing oversupply of wine in some markets mean that trading conditions have remained pretty tough.

Nonetheless, the underlying health of our business is improving across all areas – operations, balance sheet management and cash flow. The result is despite the dollar and the oversupply we have delivered business improvements of $23 million and substantially improved profits.

So we're making solid progress.

Of course, that is what we needed because we weren't competitive last year for all the reasons of which you are painfully aware.

SLIDE – SCORECARD

So lets look at our focus for the last six months.

First, we needed to **stabilise the business**. This meant ceasing unprofitable trading and restoring relationships with key customers. The Australian business had already commenced the process by the time I had arrived, with the result that it has well and truly turned the corner, achieving solid margin improvement in the six months. Although the UK started later, it now has a new strategy in place and has worked hard on its cost base. As a result it has returned to profitability this half, which is earlier than expected.

I must say I find that particularly pleasing.

The second priority was to **build a competitive cost base for the future**. We introduced Project Veraison in August last year to formalise the process for ongoing business improvement. We started off with 50 improvement projects with an immediate focus on cost savings. To date 30 of these projects have or are being implemented and Project Veraison has already had a positive impact on earnings.

We've continued to make headway with renegotiating onerous grape contracts with a result that we have been able to write back another $4.3 million to profit in this half.

Veraison has generated many opportunities. A revision of ocean freight arrangements has seen us streamline the process and deliver cost savings whilst also improving customer service. We have taken advantage of the higher Australian dollar and renegotiated contracts for the supply of some imported components. This has delivered almost $1 million in savings with further benefits to flow through this year.

We have substantially reduced office overheads and operating costs such as travel and entertainment and communications.

In Australasia, a reduction in operating costs in the first half of this year will enable the marketing team to invest more in brand advertising and promotions to drive revenue growth in the second half.

The principles of Project Veraison are now well understood in the business and are driving cultural change. It is accepted as an ongoing process of continuous improvement.

Cost saving has inevitably been a big priority in the early days, but at the same time the company has been laying the foundations for bigger strategic changes. Over the next six months Veraison will enable us to determine the right mix of assets across our business and the right distribution model in Australia to take the business forward over a three to five year time frame.

Veraison is about getting our act together now, and creating a longer-term vision for our business – and we are tracking well.

The third priority was to **introduce stronger financial disciplines**. We have made some serious progress in this regard. There's been a fundamental change in behaviour with regards to spending money in this company. From promotional investment to capital expenditure, all spending is assessed and then measured against its ability to return above our cost of capital.

A focus on cash generation has resulted in continued strong cash flow enabling us to reduce net debt by a further $66.1 million to $701.4 million since 30 June. This is in addition to paying a dividend of $74.5 million in July.

These business improvements have been achieved against the background of a tough trading environment across all of our markets and a strengthening Australian dollar. Unfortunately, these factors will continue to impact the business in the short to medium term.

Whilst there is still much to do, to perform as we have in the six months in light of these external factors is a considerable achievement and I thank the management team and all employees for the dedication shown at this stage of our journey.

SLIDE – EARNINGS SUMMARY

The key numbers in our results are detailed on this slide.

Sales revenue has decreased 17.4% to $513.3 million. Around $68 million, or more than 60% of this decline, reflects the strengthening of the Australian dollar. Absolute volume declines were offset, in part, by increased case rates reflecting our decision to cease unprofitable trading. As previously noted, sales for the corresponding half-year also included a component of loading.

EBITA is up 39.1% to $72.3 million and NPAT is $40.5 million, up strongly on last half-year's $5.7 million. The underlying improvement in profit performance can be seen by removing the impact of the strengthening Australian dollar from the results. Currency adjusted EBITA before significant items has increased by $23 million or 44%.

SLIDE – REGIONAL OVERVIEW

This slide shows a snapshot of sales and margins across the business in Australian dollars. As an overall comment, comparatives for this half and indeed for the year, were always going to be difficult to make due to trade loading and the previous volume push strategy.

Clearly, we see the impact of the currency on our UK and US results when converted to Australian dollars. When you look at the results in local currencies you will however see that we have done a pretty good job of managing the in-market issues.

I would now like to consider each of the regions in more detail on a local currency basis. Moving to Australasia...

SLIDE – AUSTRALASIA RESULTS

Australasian earnings have grown 41% over the previous corresponding period despite continuing strong competition.

Volumes were down 10% on the previous half-year.

Case rates increased a pleasing 10% to $48.78 due to improved mix and a more rational pricing and promotional strategy.

Margins have increased to 12.2% up from 8.6% in the previous corresponding period.

SLIDE – AUSTRALASIA KEY POINTS

The focus in 2003 was on rebuilding the business to fit the competitive landscape. This meant addressing our high cost base, assembling the sales force in terms of size and management capabilities, strengthening our controls around spending and improving key customer relationships.

SOUTHCORP

Volume reductions reflect the company's decision to no longer pursue unprofitable sales. As you will remember, we ceased bonus deals in May 2003 and this has clearly had an impact on volumes.

The key drivers of the Australasian performance were:

- Strong promotional cost disciplines
- Revised trading terms which included a price increase in September; and
- A strong performance from the Asian region

The Australian business has been stabilised and a sustainable profit model has been established. The objective now is to accelerate our marketing activity to support our key brands. We are now in a position to profitably grow our market share.

From a regional perspective it is worth noting the rapid recovery that has been made in Asia following the SARS outbreak. There has been excellent volume growth, up more than 25%, and strong EBITA growth on the previous period.

Now for UK / Europe...

SLIDE – UK/EUROPE RESULTS

In the UK we had become too focused on volume. And to achieve the volumes we were pushing many products in our portfolio into the wrong price points.

In the past six months we've implemented a new strategy in the UK with strong early results and a pleasing return to profitability. The region delivered earnings of £4.1 million equating to a margin of 8.8%.

Volumes were down 29% on the previous half-year. We have eliminated unprofitable sales in the UK market and as a result volumes have decreased.

Case rates increased 16% to £18.58 due to improved mix and a changed approach to promotional spend.

SLIDE – UK/EUROPE KEY POINTS

The principles of the strategy in the UK are pretty simple. We are focused on the consumer and building long-term brand equity. Advertising and promotional expenditure is being directed to value added promotions and consumer-focused activity with promotional frequency and discount depth reduced.

We have a more channel-focused approach and a key part of that is establishing our on-premise capability.

In essence, the strategy is about having the:

- Right brand at the right price point
- Right product for the right channel
- Right match of sales skills to customer needs; and
- Right mix of promotional activity to build the brand and consumer satisfaction

The main drivers in the return to profit were savings from Project Veraison in terms of cost of sales and improved control over promotional spending and a focus on reducing overhead expenditure.

Moving to the Americas....

SLIDE – AMERICAS RESULT
Earnings in Australian dollars have been heavily impacted by the strength of the Australian dollar. In local currency terms margins in the Americas business were maintained for the six months in spite of the tough market conditions.

Sales per case were down 2.6% to US$43.79 reflects an increase in our 1.5L business. However, case rates for the 750mL ranges, which represent the major part of our US business, were actually up slightly.

SLIDE – AMERICAS KEY POINTS
The US market continued to be characterised by competitive market conditions as the oversupply of Californian wine reduces but remains a fact. The grocery strike in California has also had some impact on our growth but in our case it's not material.

Volume comparisons are distorted by a change in the timing of shipments and our desire to reduce the level of distributor inventories. We however still demonstrated positive depletions growth, albeit at a lower level than the past.

Margin improvements reflect lower cost of sales, a result of Project Veraison improvements in production costs. However, these good gains were largely offset by increased selling and period costs during the half.

Our brand performances, whilst growing at lesser rates than we have traditionally enjoyed, nonetheless compare strongly with many of our competitors. Eight of the twelve leading wine companies in the US had negative growth in the past 12 months, where we in fact showed modest growth. We expect the trading environment to remain intense over the next twelve months.

I'd now like to hand over to Steve McClintock to take you through the financial details. Steve...

Steve McClintock – Chief Financial Officer

SLIDE – FINANCIAL REVIEW
Thank you John and good morning ladies and gentlemen.

SLIDE – RESULTS
John has outlined to you the results for each of the regions and the factors impacting each region's financial performance.

The regional results convert to the A$ results you see on this slide.

Lets look at some of the components.

SLIDE - SALES REVENUE IMPACTS

Sales revenue for the period is down from $621 million to $513 million, a fall of some 17%.

The largest component of this fall is an amount of $68.4 million which results from the strengthening of the A$ to both the US$ and the Pound.

The weighted average exchange rate for the half year for the US$ has declined 24% and the Pound 14%.

The volume reductions John spoke about have reduced sales by $71.2 million. These reductions have been offset by mix/price improvements of $31.5 million.

SLIDE - EBITA – UNDERLYING IMPROVEMENT

The impact of currency on EBITA is $32.4 million representing:

- The reduction in sales attributable to currency of $68.4 million I just referred to.
- A reduction in local currency expenses in both the UK and the USA as a result of the strengthening A$; and
- The increased contribution of our hedge book.

This impact has been offset by the improvements in the underlying business that John discussed, amounting to $23.1 million.

SLIDE - SIGNIFICANT ITEMS

Significant items for the half-year comprised Veraison costs of $7.2 million (specifically external consulting costs and redundancy) net of a write back to profits of $4.3 million from a reassessment of the required onerous contracts provision at 31 December 2003.

The write-back to profits since the provision was established on 1 July 2002 now totals $13 million, reflecting the benefit to the company of the renegotiation of such contracts in the intervening period.

We do not expect any further significant write-backs with respect to the remaining onerous contracts provision of approximately $13.5 million.

The prior period significant items disclosed on the slide are consistent with the position adopted for such items in the 2003 statutory accounts.

You will recall that Project Veraison costs were previously estimated at between $5-10 million for the FY04 year, excluding any write-down or other costs that might arise from the review of the company's asset base which is currently underway.

At this point we have no reason to alter these estimates.

SLIDE – PROFIT & LOSS – OTHER

With respect to other items included in the profit and loss account:

- Revenues for the prior corresponding period have been restated to reflect the reclassification of promotional and depletion allowances previously advised to the market. I have included a slide in your handouts, which discloses the impact of the revision to the policy.
- Obviously we had no amortisation in the half following the write-off of goodwill at 30 June 2003; and
- The income tax expense reflects an effective rate of 18%, which is lower than the applicable statutory rates as a result of the recoupment of unrecognised US federal tax losses.

Your slide pack also includes a slide on SGARA. The impact of the SGARA adjustment on the half year result is only $37 thousand compared to $1.1 million in the first half of 2002.

SLIDE – CASH FLOW

Operating cash flows have increased by some $40 million or approximately 80% as a result of increased EBITA and improvements in working capital. There has also been a reduction in taxes paid.

The improvements in working capital include significant improvements in the levels of finished goods held in the business.

Capital expenditure has decreased significantly in the six months and will remain under tight control on the money we spend.

Although there is no doubt we are enjoying the benefits of past expansion capital expenditure, we are also looking for appropriate returns above our cost of capital.

As previously advised, we have been active in converting residual assets from discontinued businesses into cash, which has resulted in $62.9 million cash flow for the period.

The end result is that 31 December net debt is approximately $701 million compared to the balance at June of $767 million. We have also paid $74.5 million in dividends.

SLIDE – BALANCE SHEET

Movements in balance sheet accounts reflect the matters we have just discussed with the result that capital employed has reduced to $1.97 billion.

The key points to make here are:

- We have been really focused on working capital management with reductions of nearly $100 million from the last half
- The implementation of returns focused capital expenditure controls; and
- The continued clearing up of legacy issues

Gearing is now at 55% compared to 62% at 30 June 2003.

SLIDE – HEDGE BOOK
For those of you with an interest in our hedge book, this is the position for the remainder of FY04 and FY05.

Note that the percentages provided reflect cover of our total estimated net foreign cash flows. Previously the covers we provided were determined in accordance with our internal policies, which exclude cash flows relating to foreign currency profits.

SLIDE – KEY RATIOS
Before I hand back to John I wanted to show you the key ratios that we now focus on as a business.

These ratios aren't rocket science but to my mind they monitor the heartbeat of the business.

- EBIT/Sales
- Return on capital employed
- Earnings per share
- Gearing, and
- Net interest cover

SLIDE – RETURNS TREE
This slide shows the key measurement points for our ratios as the coloured components.

You can see we've taken the first steps in separating returns from brand and viticulture activities.

For viticulture, SGARA profit is one of our key drivers. We've done a fair amount of work in the last few months to analyse our returns from our vineyards with the objective of improving our return on invested capital. In the case of the vineyards, the investment is $350 million.

The results to date have been very encouraging with the business embracing the concept.

Thank you ladies & gentlemen.

SLIDE - OUTLOOK (1)

John Ballard – Managing Director and Chief Executive Officer

Thanks Steve.
I'd like to spend a few moments on how I view this industry and the position of our business in it.

The wine industry is cyclical in nature with under and over supply a common feature every 10 years or so. Those issues come and go and are dealt with in the normal course of business.

SOUTHCORP

SLIDE – US Wine Cycles – Newspaper Headlines
How is Southcorp positioned in the industry?

Southcorp is a collection of some of Australia's oldest, most prestigious and successful wine brands, which came together through a series of acquisitions. We regard each of our brands as an individual with its own heritage, wine style and position within the market and we are committed to maintaining the distinct personalities of each of our brands.

We continue to be proud of our increasing success at wine shows around the world. Our commitment to continually improving wine quality is being recognised in all our markets.

Whilst all our brands are individual, they enjoy the benefits of common ownership, namely: access to the best viticultural holdings and the best wine science; access to a team of talented winemakers and new technology; and an ability to invest capital to gain efficiencies.

In theory that gives us many advantages - we should get the benefits of scale in production and logistics, of access to a global distribution network and through having a vast portfolio of wines. All of that should make us a very strong player and a supplier of choice.

However, Southcorp has not yet maximised its potential because it did not adapt to the recent structural changes in the industry. The cost base became uncompetitive and the go-to-market approach was outdated. These are the issues we are fixing in order to be competitive in the long-term – regardless of the state of the dollar or any under or over supply of wine.

Project Veraison is having a big impact on the way we do business and I believe the pace of improvements to our cost base and competitiveness will be stepped up during the 2005 and 2006 financial years as the full-year impact of current savings flows through and new initiatives are implemented.

SLIDE - OUTLOOK
For the second half of this financial year we are focused on:

- Continuing implementation of the UK go-to-market strategy
- Maintaining emphasis on cost management and the efficiency of the supply chain;
- Reviewing and identifying the right distribution model in Australia; and
- Completing the review of the asset base of the business to establish the appropriate footprint for the future.

Expectations for the 2004 vintage are for above average yields with a resultant increase in working capital requirements. Total grape costs are expected to decrease as a result of the downward pressure on the market price for grapes and as we reduce our exposure to over-market and onerous grape contracts reduces.

As Steve advised, the company is virtually fully hedged against adverse currency movements for the remainder of FY04. The FY05 hedge book is also very strong.

As I have already said, trading conditions remain tough across our trading markets and are expected to remain so, especially in the US.

I indicated at the time of our 2003 full-year results that this year we're expecting our margins to increase by between 3 and 4 percentage points. Notwithstanding the impact of the strengthening Australian dollar, at this point we maintain our view that the full year result will be in line with previous guidance.

Ladies and Gentlemen, in this business cycles come and go. We faced a dollar at 75 to 80 US cents in the mid 1990s and we've had wine gluts before. Our focus is on continuing to get this organisation fit for the future, and while doing so to create plans that we will see us utilise all the strengths that we have – our brands, our people and all our resources – to maximise value for our customers and for our shareholders over the long term. By getting the organisation fit, we will be best placed to deal with the external factors in the future and even profit from opportunities that they may present.

Thank you.